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ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
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SEC FILE NUMBER

8-40413

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BUCKMAN, BUCKMAN AND REID, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 CHURCH STREET

(No. and Street)		
LITTLE SILVER	NJ	07739
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	1 (908) 231-1000	LALMERINI@BUCKMANBUCKMAN.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC

(Name – if individual, state last, first, and middle name)			
733 ROUTE 35 NORTH, SUITE A	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)
01/06/2010		3686	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, H. JOHN BUCKMAN JR. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BUCKMAN, BUCKMAN AND REID, INC _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: MANAGING DIRECTOR

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BUCKMAN, BUCKMAN, & REID, INC.

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

BUCKMAN, BUCKMAN & REID, INC.
Table of Contents
December 31, 2021



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Buckman, Buckman, & Reid, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Buckman, Buckman, & Reid, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Buckman, Buckman, & Reid, Inc. as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Buckman, Buckman, & Reid, Inc.'s management. Our responsibility is to express an opinion on Buckman, Buckman, & Reid, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Buckman, Buckman, & Reid, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Buckman, Buckman, & Reid, Inc.'s auditor since 2017.

Adeptus Partners, LLC

Ocean, New Jersey

February 23, 2022

BUCKMAN, BUCKMAN & REID, INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	120,376
Deposit with clearing organization		100,000
Securities owned at fair value		163,272
Receivable from clearing organization		370,533
Receivable from affiliates and employees		905,316
Prepaid expenses and other assets		30,211
TOTAL ASSETS	$	1,689,708

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	348,906
Subordinated borrowings		
Subordinated liabilities		401,000
TOTAL LIABILITIES		749,906

STOCKHOLDERS' EQUITY

Common stock, no par value - authorized 10,000 shares,	
issued 2,576 shares and outstanding 2,510 shares, at stated value	1,248,212
Additional paid-in capital	52,166
Accumulated deficit	(275,576)
Less: cost of treasury stock	(85,000)
TOTAL STOCKHOLDERS' EQUITY	939,802
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,689,708

See accompanying notes to financial statement.

-2-

Note 1 -   Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934 and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company does not hold customer funds or securities, and processes all transactions through independent clearing services.

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are invested in interest and non-interest-bearing accounts and are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Securities owned – equities

Marketable equity securities are carried at fair value as of the last day of the month. The resulting difference between cost and fair value is included in income.

Note 1 -   Summary of significant accounting policies (cont'd)

Regulatory requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to the greater of $100,000 or 6 2/3 % of aggregated indebtedness. Under rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2021, the Company had net capital (as defined by Rule 15c3-1) of $361,942, which was $261,942 greater than the aforementioned net capital requirement.

Revenue recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five hyphenate step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Security transactions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission or concession. For purposes of transparency, matching and convenience, the Company has chosen to recognize commissions, concessions, interest, and dividends revenue and expenses on a settlement date basis, (the same method utilized by the clearing broker). GAAP requires all revenues to be recorded on a trade-date basis. For the year ended December 31, 2021, the difference between the revenue recorded by the Company, and what would have been recorded if all revenue was recognized on a trade-date basis, was not material. The Company believes that settlement date approximates trade date and the performance obligation is satisfied as the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have transferred to or from the customer.

Management and consulting fees

The Company provides management services to an affiliate that provides investment advisory services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fee arrangements are based on a

Note 1 - <u>Summary of significant accounting policies (cont'd)</u>

percentage applied to the customer's assets under management. Fees are received monthly and quarterly and recognized as revenue at that time as they relate specifically to the services provided in the period.

Trading income

The securities transactions and related spread revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred.

<u>Income taxes and uncertain tax positions</u>

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholders will not be subject to additional tax, penalties, and interest as a result of such challenge.

<u>Subsequent Events</u>

The Company evaluated subsequent events through February 23, 2022, the date the financial statements were issued.

Note 2 - <u>Clearing agreement</u>

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company is required to maintain a $100,000 good-faith deposit with its clearing broker. The broker clearing agreement terminates in June 2024.

Note 3 - <u>Fair value measurement</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

> Level 1-Quoted prices in active markets for identical assets or liabilities.

> Level 2-Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

> Level 3-Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers among levels 1, 2 or 3 during the year.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases the input used to measure fair value may fall into different levels of the fair value

Note 3 -   Fair value measurement (cont'd)

hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's investment in securities as reported in the statement of financial condition is valued at the last quoted price as of December 31, 2021. All other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The fair values of investments as of December 31, 2021 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 154,240	$ -	$ -	$ 154,240
Bonds	9,032	-	-	9,032
Total	$ 163,272	$ -	$ -	$ 163,272

Note 4 -   Paycheck Protection Program loan forgiveness

On April 14, 2020, and February 4, 2021, the Company obtained loans of $568,207 and $539,460, respectively, from Valley National Bank under the Paycheck Protection Program (the "PPP") created by the Coronavirus Aid, Relief, and Economic Security Act ("CARES") Act. Borrowers under the PPP may apply to have their loans forgiven if they use the proceeds of the loan to fund payroll, rent, and utilities costs incurred or paid during the covered period following the date the loan was funded.

The loans were recorded at cost when the proceeds were received. The Company applied for loan forgiveness, and its applications for full forgiveness of the $568,207 loan and the $539,460 loan were approved on May 20, 2021, and October 22, 2021, respectively.

Note 5 -   Subordinated borrowings

Subordinated borrowings from stockholders and beneficial owners consist of the following as of December 31, 2021:

	Maturity Date	Interest rate	Loan Amount
Unsecured subordinated loan agreement	02/28/23	8%	$ 140,000
Unsecured subordinated loan agreement	07/31/25	10%	25,000
Unsecured subordinated loan agreement	07/31/25	8%	60,000
Unsecured subordinated loan agreement	06/30/22	10%	42,000
Unsecured subordinated loan agreement	06/30/22	10%	42,000
Unsecured subordinated loan agreement	06/30/22	10%	42,000
Unsecured subordinated loan agreement	11/25/24	10%	50,000
			$401,000

Interest expense charged to operations for the year ended December 31, 2021 for all subordinated loan agreements amounted to $36,100.

Note 6 -   Related party transactions

An affiliate of the Company, under common ownership, the Buckman Advisory Group, LLC ("BAG") is a Registered Investment Advisor providing investment advisory services. The Company and BAG are parties to an agreement pursuant to which the Company refers clients to BAG for investment advisory services, pays various operating expenses of BAG, and maintains the books and records of BAG in return for management fees which equal the gross revenues of BAG less any costs paid directly by BAG.

For the year ended December 31, 2021, included in other receivables is $205,178 of advances made to the stockholders and beneficial owners of the Company. The advances, which are non-interest bearing, have no repayment terms.

Note 6 -   Related party transactions (cont'd)

An affiliate of the Company, under common ownership, Bell Tower Properties LLC ("Bell Tower") is a real estate entity that owns two of the properties the Company leases. For the year ended December 31, 2021, included in receivable from affiliates and employees is $563,540 of advances made to the stockholders and beneficial owners of the Company. The advances, which are non-interest bearing, have no repayment terms.

Note 7 -   Income taxes

The Company is a C corporation and is subject to federal and state income taxation at prevailing statutory rates.

The Company is no longer subject to federal tax examinations by taxing authorities for years prior to 2018. State jurisdictions have various statutes of limitations ranging from one and a half to four years. The Company is no longer subject to tax examinations by the various state taxing authorities for years prior to 2017.

Note 8 -   Lease commitments

The Company occupies its office facilities under various operating leases.

The Company maintains a one-year lease agreement with a related party for their office in New Jersey. On April 1, 2021, the Company extended the lease for an additional year with a monthly payment of $19,760. Prior to the extension, the monthly payment was $18,300. The Company has a security deposit for $28,000.

The Company had a lease for a Florida office which expired in April 2021 but was extended on a month-to-month basis and terminated in August 2021. The Company did not renew this lease. The Company entered into a one-year lease in December 2020 with a related party to cover its branch requirements in Florida.

The annual minimum rental commitments under non-cancelable leases are as follows $79,040 in 2022 for the New Jersey office lease.

Note 9 -   Concentrations and uncertainties

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

The COVID-19 pandemic could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. Management believes COVID-19 did not have a material impact on the Company's 2021 financial statements and will continue to monitor closely for potential exposure.

Note 10 - Retirement plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company does not provide matching contributions to participants.

Note 11 - Contingencies

The Company is currently party to various arbitration claims, counterclaims and lawsuits arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions will not be material to the Company's financial position.

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Note 12 - Subsequent events

The Company expects to extend expiring leases on its New Jersey and Florida offices by one year. The new monthly rent in the New Jersey and Florida offices is expected to be $20,254 and $5,974 resulting in additional future rent commitments of $243,048 and $71,688, respectively.